SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 27, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly traded company
Corporate Taxpayer Registration 02.570.688/0001-70
Board of Trade 53 3 0000581 8

NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS

Brasil Telecom Participações S.A. (the “Company”) informs that at the Ordinary General Shareholders Meeting held on April 19, 2004, the shareholders of the Company approved the payment of dividends and interest on shareholders’ equity, which will be imputed to the dividends relative to the fiscal year 2003, pursuant to article 9 of Law 9,249/95 and Deliberation #207/96 of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission). Following are the details regarding the payment:

1. AMOUNT
The total amount of dividends and interest on shareholders’ equity approved was R$191,177,853.98 (one hundred ninety-one million, one hundred seventy-seven thousand and eight hundred fifty-three reais and ninety-eight centavos), as follows:

The total amount of interest on shareholders’ equity net of income tax to be paid is R$187,170,000.00 (one hundred eighty-seven million and one hundred seventy thousand reais), concerning the Material Facts published in 2003, as follows:

Date of the credit	Brazilian Ex-Date	Gross amount credited (R$)	Gross amount per 1,000 shares (R$)	Net amount of income tax per 1,000 shares (R$)
01/31/2003	02/10/2003	70,000,000.00	0.199289432	0.169396017
03/31/2003	04/10/2003	52,000,000.00	0.146210844	0.124279217
10/31/2003	11/13/2003	98,200,000.00	0.276447561	0.234980427

The total amount of dividends to be paid is R$4,007,853.98 (four million, seven thousand and eight hundred fifty-three reais and ninety-eight centavos), equivalent to R$0.11177681 per one thousand common and preferred shares.

2. DATE OF PAYMENT
Beginning May 3, 2004.

3. FORM AND PLACE OF PAYMENT
Shareholders who have bank accounts and have provided their bank account information to Banco ABN AMRO Real S.A. (Depositary Institution) will have their interest on shareholders’ equity and dividends credited to those accounts. The dividends and interest on shareholders’ equity corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Banco ABN AMRO Real S.A. branch of his or her choice, bringing along proof of banking account for registration (optional) and identified with the following documents:
A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) card and proof of address.
A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. In the case of Corporations, it must be presented the minutes of the general shareholders’ meeting or the board meeting, which elected the current officers. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney’s identity card and an Individual Taxpayer Registration (CPF) card.

4. RETAINED INCOME TAX
The interest on shareholders’ equity had retained income tax at the rate of 15%, except for the shareholders who identified themselves as exempt from taxes at Banco ABN AMRO Real S.A. in this condition, according to the Material Facts published on the newspapers Gazeta Mercantil (national edition), Correio Braziliense, Valor Econômico and Diário Oficial da União, on the fiscal year 2003.

The dividends relative to the fiscal year 2003 were calculated based on the amount of the profit registered in the fiscal year 2003 and on profit reserves referent to the fiscal years 1995 and 1996. The following are the respective proportions:

1995	9.98%
1996	1.43%
2003	88.59%

Pursuant to Article 654 of RIR/99, there will be no taxation related to the income of 2003 and 1996 for the natural and legal persons who are residents in Brazil. The dividends relating to the income of 1995 will be taxed at the rate of 15%, pursuant to Article 655 of RIR/99.

In case of remittance to other countries, the dividends relating to the income of 1995 will be taxed at the rate of 15%, pursuant to Article 693 of RIR/99. Dividends relating to the income of 2003 will not be taxed.

Brasília - DF, April 27, 2004.

Paulo Pedrão Rio Branco
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer